Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of statements made in connection with the Merger by several members of HP's board of directors, including Sam Ginn, George A. Keyworth II, Richard A. Hackborn, Philip M. Condit and Robert E. Knowling, Jr. Following these statements is a series of slides summarizing presentations made at a recent Senior Leader Communication Meeting, including a presentation by Webb McKinney, HP's President, Business Customer Organization and a presentation by Susan D. Bowick, HP's Vice President and Director, Corporate Human Resources. These statements and slides were included in a package sent to HP senior managers for use in communicating with HP employees in connection with the Merger.

"on the merger"

Sam Ginn: I think the stock market sees this as two PC companies coming together as opposed to what the merger is really about. And I must admit to you the first time that we looked at it, I think myself and a number members of the board felt the same way.

The more we dealt with it, the more we got underneath all of these issues and looked at the true capabilities, I think the board got excited.

George Keyworth:  The match with Compaq is absolutely superb. It's just a phenomenal match. Compaq has committed to and has made some real inroads in areas that we simply haven't.

Dick Hackborn:  The reason I feel this merger is important for employees is because nobody in my past 40 years association with HP has ever been happy for very long working in an organization that's not a market success. And I think the combination of HP and Compaq will allow us to bring in to some of our very important businesses the critical mass and the experience and the expertise from several different viewpoints that we really can reach world-class status.

Back about three years ago I identified six what I call "mega" issues. And the reason I call them mega issues is if we didn't solve them, our future would be a good deal dimmer than if we did solve them. So they were really, to me, big issues.

The first one had to do with the lack of earnings in our computer systems business. And perhaps even more bothersome definitely was that I didn't feel we were at critical mass to support the multiple operating systems that we had to support.

The second mega issue had to do with our transitioning to a business model in our PC business that would allow us to compete against the new direct marketing models, of course the most obvious is Dell.

The third area that was a big mega issue for me was the fact that we were not investing in new business initiatives in our printing and imaging business and the reason we weren't is that since those businesses were earning most of the profits of the company, that was necessary to cover the lack of performance in some other areas.

The fourth area that was of concern to me was that we had a very confused selling situation, particularly in what I would call the large and enterprise accounts. We had multiple sales forces calling on these accounts, confusing our customers. At the same time, these sales forces weren't empowered or accountable to aggressively pursue sales in a profitable manner.

The fifth area that concerned me had to do with the whole Internet revolution and all of its implications. I felt we were behind other key companies in this area, not only our products, but even benefiting from Internet technology and infrastructures and the way we operated our company internally.

Finally the last area that concerned me, the last mega issue, was that we were on a rising tide in the late 1990s. In other words, one that raises all ships. But underneath that, in HP, we had a number of our businesses with cost structures that if we hit a down turn would prove to be a very unprofitable situation.

Now, a lot of progress has been made in the last two years on those mega issues and I'm very proud of what HP people have accomplished, but we're not there yet. We've still got a ways to go.

So my understanding of the HP-Compaq merger is we can expedite the resolution of some of these issues.

And I don't see us getting there any other way. We've looked at it from a number of different angles. Could we do more inside, could we do something with some other company, and nothing comes across as clearly as this merger with Compaq.

Phil Condit:  What this merger really does is allow complementary product lines to come together. Complementary capabilities to come together. So that where there is a weakness in the HP line, it's filled. Where there are great strengths, they are utilized even better. It gives a broader, more capable company. And that's what a merger's about.

"on change"

Hackborn:  We're talking about a company with a 60-year history. We are talking about a company that has lived through all the change that has happened in the high-tech world, if we can possibly conceive of it. I mean when this company started there were vacuum tubes.

With or without the merger we've got to do things differently. And we've got to expedite, getting back to it, we've got to expedite the resolutions of some of these fundamental issues. I think we can do the long hard way, and we may never get there by ourselves, or we can use this merger as a vehicle to get there in a lot quicker time.

There's no way, in my view, that the company can stay the same, let alone go back and be the kind of company that I personally think Bill and Dave would be proud of in the future.

Robert Knowling:  What this transaction means for the future is that we're going to have a healthier company that is more capable of competing in the broader market than we have today. The error, I believe, that the management team and the board will have made would be to do nothing.

Condit:  The formula that worked 10 years ago or five years ago isn't the formula that's going to work five years from now. So the challenge for every business is to be where you need to be for the future.

"on the hp way"

Hackborn:  When we introduced the laser printers we came under some very severe criticism from internal executives in HP who said "this is not an HP way of business." They said "your R&D percentage is only 2%; typical HP businesses is 8." If you can believe people arguing today that your R&D should be more. They said we are not making any contribution; we're totally dependent upon an outside company—Canon in this case. They said we shouldn't have done our interfaces to go with PCs, that we should have done them to go with HP systems because that's what was important. And they were very concerned about the business model. This was a business model they had never seen before. Fairly low gross margins, however it also had very low administrative expenses so net, that profit was very good.

In this case, both Dave Packard and Bill Hewlett talked with me about this, because I was really concerned. I didn't want to be known as running a non-HP way of business. They loved the business.

And I think today people should reflect on this because if we did not have their support, you can imagine an HP without any printer business and behind in terms of open, industry-standard networking. I mean it would just be an entirely different company, and probably not nearly as great a company. And the main point of all of that is that I don't think that people should predict what Dave and Bill would do in today's business environment because, frankly, we will never know.

They were the ones who said "Well, I know we did this way in the past, but shouldn't we take a fresh look at this.' Or "Look what's happening outside. Shouldn't we be more aware of this?' And so they, at least in my case, my personal experience is they were always pushing me to do things in new ways if the old ways weren't working. If the old ways were working, that's great. So I find this unbelievable today, that people are saying, "Well, we should go back to the way Dave and Bill managed the company," because I don't think they really understood the way Dave and Bill managed the company. I think they have some rigid idea of the way the company operated in the 1980s or the 1970s and they feel that that's the way Dave and Bill would operate it today. And all I can say is, from my own personal experiences, they really are wrong.

"on layoffs"

Hackborn:  People forget that we have done layoffs in the past in HP. I think one example was our PC division in Sunnyvale. Dave and Bill asked me to take on PCs in the early '90s because we'd been successful with peripherals and they thought maybe this would be a good environment to put the PCs as well. Of course, as we got into it, we found they didn't have a world-class cost model and so we had way too many people in PCs for the margins that the business would tolerate, so we had to reduce, and basically the Sunnyvale site went away.

And we've done this many times. We've moved businesses around, we took businesses out of Boise to start Vancouver, we took businesses out of San Diego to start Barcelona and so on and so forth.

If the merger doesn't come off, we still have to deal with these issues. We have to get a PC business that's profitable. We have to get our overhead cost structures in line so we can compete in this very tight business environment, which I don't think will go away anytime soon.

"on the future"

Hackborn:  So looking forward, how do I see what's going to happen out of this merger and what would become what we call "the new HP?" I'm very excited about it. I feel it gives us the opportunity to put together some really effective business organizations.

Keyworth: I think we can look to a new class of access devices that are really born on the Internet. I think we can look to new devices and appliances in digital imaging.

Knowling:  Eighteen months from now, through all the hard work of HP employees and through the great effort of integration teams, we're going to come out of this a much healthier company. A company that has a great future. Innovation will still be the key and order of the day. We're going to be a world leader in a number of markets in a company that we're all going to be proud of.

"to employees"

Hackborn:  What I would have to say to HP employees is, first of all, I'm immensely proud of them. I think they have dealt with a set of really major issues that have been brewing in HP for many years. I think they really even go back to the early '90s, that we have not dealt with. They have done this in an economic environment that is the toughest that I have ever seen in my 40 years in the high-tech business—far tougher than I ever had to deal with. And so I have tremendous respect for what they have accomplished. And I think going forward if we can keep that spirit and keep our business strategies focused to those areas that we are going to make a difference in, and to keep the employees totally involved, committed, feel that they are being handled fairly, including the ones who will probably not have their careers continue at HP. And that the managers really redouble their efforts to communicate with the employees; and if it means different priorities, then so be it, because I can't think than anything more important at this time.

I think at this stage it is very, very critical that we have total commitment of our employees to this merger. If there's not the commitment there we're not going to pull this merger off successfully

Condit:  As an individual, I've been through a merger of about this size and it is difficult; it's tough. You wonder why you can't just sort of stay where you were. But as I look back on our experience, it's very clear that had we not taken that step, we would not be where we are today. Or we wouldn't be responding to the current situation nearly as well. So it's one of those times when you sort of say, "I need to understand. A lot of people have spent a lot of time really dedicated to looking at the strategy and what's the right thing, I'm going to help make it work."

I think every employee can help make it work by saying, "I am going to be part of this larger enterprise." Don't fall into the trap of us and them. It's now just us. Take advantage of the strengths. Get to know other people. That is what makes a strong company.

Ginn:  Well, for the employees of HP, it seems to me it takes us to a whole new level. As I think about how markets operate and how markets perform, we're going to be equivalent to an IBM in many, many ways. We're going to be No. 1 in a whole number of market segments. And that gives us a wonderful position to grow and to move on from there. Now I must add that one of the key factors here is getting the implementation done properly. I mean the first year of this merger is going to be extremely important.

If we can do that, get the company positioned in its key markets, then I think the future is outstanding.

i n v e n t

senior leader communication meeting november 20, 2001

overview

undiminished conviction that the merger is the right move for hp

The EC and board of directors continue to strongly support the merger because it accelerates our strategy by:

- creating volume and scale in our PC and NT businesses
- giving us a deeper and broader portfolio of products, solutions and services
- extending our leadership in Enterprise Computing
- giving us critical mass in Services
- making us a stronger competitor across the board and allowing us to invest in R&D to drive innovation
- creating a stronger, more competitive operating model and cost structure dick hackborn

"The merger will bring our businesses the critical mass, experience and expertise that will enable us to reach world-class status."

dick hackborn

six vital issues that needed to be addressed for hp's long-term future success

"The merger will accelerate resolution of these issues… I don't see us getting there any other way."

1. Lack of earnings in computer systems business
2. A business model in our PC business that couldn't compete against new direct marketing models such as Dell's
3. Not investing in new business initiatives in our printing and imaging business
4. Confusing sales process on large enterprise accounts
5. Implications of the Internet revolution, both for hp internally and for our product development
6. Cost structures that would not weather an economic downturn hp board of directors on the merger

Robert Knowling

"You can't stay the same. Things move too fast. Technology changes. Competitors change. Markets change. Customers change. What we have to do is position ourselves for that change, and the Compaq merger does that."

Sam Ginn

the merger strengthens our foundation to secure our future and maintain the values that we believe in

- being the company of choice for customers, partners, shareowners and employees
- contributing to our worldwide community
- leading innovation

to succeed, we must…

- focus on business goals and customers
- deliver outstanding Q1 results (as we did in Q4)
- commit as leaders and employees to the future of hp
- obtain shareowner approval for the merger

reward & recognition

- STAR awards
- cash
- non-business meals
- gift certificates
- appreciation celebrations
- HP logo items
- personal and “thank you” notes

webb mckinney
november 2001

hp-compaq
integration team
update

post-merger integration (pmi) team

purpose and vision

purpose

- provide effective overall leadership for planning and execution of the integration of HP and Compaq
- ensure effective linkages with line managers of business and functions, and with Chairman/CEO and President
- ensure that value captured is maximized and exceeds public expectations vision

we create a great new company that is a leader in chosen fields and is positioned to be the leading overall IT solutions provider

(key metrics will be defined to measure the vision)

pmi philosophy

- start with customer experience
- sructure follows strategy; structure enables agile execution; people follow structure
- make decisions as fast as possible – manage to a decision timeline, be decisive, document, don't revisit decisions
- make tough decisions vs. try to make everyone happy
- clarity and simplicity in all things
- pick best of what exists - "adopt and go"
- don't take on complex integration planning tasks unless absolutely needed on day 1
- keep integration team as small as possible
  - clear roles
  - dedicated teams
- manage consultants tightly

post-merger integration (pmi) team structure

central PMO
businesses
horizontal processes
program specific

pmi master schedule overview

planned phase exit	phase 1 "mobilize"	phase 2 "detailed planning"	phase 3 "CP: close of planning	C day	C+1 exit "launch deployment	monthly phase review C+30 C+60 C+90...
key legal drivers	file preliminary S-4	key revised/ final S-4		transaction closed shareowner & regulatory approval		
objectives

C+1 goal

customers

shareowners

maximize value for
4 primary constituencies

partners*

employees

*including VARs, system integrators and communities

C+1 success criteria for customers…

- customers know how to do business with new HP and the new HP is easy to do business with
- customers are reassured that new HP product roadmap justifies their continued usage and investment
- perception exists that HP and Compaq are one company
- new HP has a compelling growth strategy/ vision

for shareowners…

- new targets meet or exceed publicly announced synergy figures
- confidence exists that new HP will realize synergies
- new HP has a compelling growth strategy/ vision

for partners…

- current partners know how they fit into new HP ecosystem/business model
- current selling partners are confident that obligations and services will be fulfilled
- perception exists that HP and Compaq are one company
- new HP has a compelling growth strategy /vision

for employees…

- employees know the things that will change and the things that will not change in their day-to-day work activity
- employees understand timeline of the key events impacting their job and work relationships
- employees are beginning to understand the new expected behaviors and beliefs of our company
- new HP has a compelling growth strategy/ vision

how can you help?

- remember vast majority of HP is not working on merger-related integration planning
- reinforce with your teams the need to stay focused on winning in the marketplace and continuing to deliver outstanding business results
- execute, execute, execute

post-merger integration (pmi) team structure

Central PMO

Businesses

Imaging and Printing Systems Group	Personal Systems Group	Enterprise Systems Group	Services
Go-To-Market	Go-To-Market	Go-To-Market	Go-To-Market

Horizontal Processes

- Supply Chain
- "Customer to Cash Team" (CRM, OM, PDM) -- Hosted by Supply Chain
- Information Technology
- Finance
- Human Resources (includes Organizational Design)
- Corporate Branding/Advertising
- Communications - Organization
- HP Labs
- Real Estate
- CTO
- E-Inclusion & Community Engagement
- Legal
- .com/E-commerce
- Government Affairs
- Winkler's Organization

Program Specific

- Value Capture
- Closing/Antitrust (Legal)
- Global Functions Infrastructure—Hosted by Real Estate
- Communications – Merger Communications & Messaging
- Shared Go-To-Market (GTM)

pmi master schedule overview

Planned Phase Exit	Phase I: "Mobilize"	Phase II: "Detailed Planning"	Phase III: "CP: Close of Planning"	C Day	C+1 Exit "Launch Deployment"	Monthly Phase Review C+30 Exit C+60 Exit C+90 Exit …
Key Legal Drivers	File preliminary S-4	File revised/ formal S-4		Transaction closed Shareholder approval Regulatory approval		
Objectives	C+1 success factors defined C+1 deliverables defined C+1 detailed work plans & dependencies in place PMI teams in place Organizational responsibilities defined	C+1 quality/execution assessment complete & measures of success defined Close day projection updated End-State success criteria & metrics defined End-State Plan of Record/roadmap defined Detailed Value Capture Pass 1 Master schedule & dependencies in place with "long lead-time" activities defined C+30 & "long lead-time" detailed work plans & dependencies in place Learning's to date	Ready for C+1 C+1 quality/execution/success metrics assessment updated Close day projection updated C+30 quality assessment complete End-State Plan of Record and roadmap updated Final Value Capture plans under revision control End-State success metrics updated C+90 & "long lead-time" detailed work plans & dependencies in place Learning's to date		Deployment begins	Ready for C+ (next phase exit) C+ (rolling next quarter) quality/ execution assessment complete End-State Plan of Record and roadmap updated Value Capture updated End-State success metrics updated C+ (rolling next quarter) & "long lead-time" detailed work plans & dependencies in place Learning's to date susan bowick
november 20, 2001

one strong
new company

one strong
new culture

what is culture integration?

- It is the process by which an organization merges distinct cultures, values, norms, and leadership and people practices
  - As a result of this merger of the cultures, HP and Compaq employees should be engaged, committed to, and willing to identify with the new enterprise so that we can achieve the strategy, vision, values and, most importantly, results culture alignment and performance: a critical linkage

to maximize the effectiveness of any merger, culture must be aligned with the business direction and desired performance high
low
* weak, underutilized culture does not maximize performance
* strong, aligned culture maximizes performance
* strong but misaligned culture diminishes performance
low
cultural alignment
high

*adapted from Dave Ulrich

goals

To build a strong, new culture that:

- Is clearly defined and broadly understood
- Reflects the business strategy and brand
- Supports best-in-class performance with customers, shareowners, and employees
- Produces alignment, commitment and excitement
- Establishes a competitive advantage
- Is reflected in the communications and actions of core leaders newco cultural intent:

- honor our past
- build on our past
- secure our future

close day deliverables

First pass

- Culture-committed, empowered coalition of leaders at multiple sites discuss new culture and answer questions
- Key HR programs and systems visibly aligned to new culture
- Sales training and information aligned with new culture, including external web site
- New culture orientation prepared and ready to be deployed throughout organization
- Culture sets the context for governance and accountability current steps

- Culture incorporated into key integration team activities and new HP governance
  - Proactive linkages
- Carly communicates purpose of culture due diligence (CDD)
- Begin CDD process
  - Interviews, focus groups and survey
- Culture integration team meets with combined EC
  - Review approach to culture integration
  - Identify culture cornerstones
  - Explore archival material
- Begin engaging broader employee coalition
- Connect with brand and communication work

the five hp way historical values
balance

We have trust and respect for individuals
- Attract a diverse group of highly capable, innovative people and recognize their efforts and contributions
- Create a safe, pleasant, and stimulating environment in which they can thrive

We focus on a high level of achievement and contribution
- All employees, but especially managers, must be leaders who generate enthusiasm and commitment to meet or exceed customer expectations
- People should always be looking for new and better ways to do their work

We conduct our business with uncompromising integrity
- Expect HP people to be open and honest in their dealings to earn the trust and loyalty of others. People at every level are expected to adhere to the highest standards of business ethics... Anything less is unacceptable

We achieve our common objectives through teamwork
- Must include the many suppliers, distributors, channel partners and others whose contributions also are essential to our success

We encourage flexibility and innovation
- An inclusive work environment that supports the diversity of our people and stimulates their creativity
- Clearly stated and agreed upon objectives that allow people flexibility in working toward goals in ways they help determine are best for the organization
- This is especially important in a technical business where the rate of progress is rapid and where people are expected not only to adapt to change, but to help create it

FORWARD-LOOKING STATEMENTS

    This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

    On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

    HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

    Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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